AI INFRASTRUCTURE ACQUISITION CORP.

10845 Griffith Peak Dr., Suite 200

Las Vegas, NV 89135

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	AI Infrastructure Acquisition Corp. Registration Statement on Form S-1 File No. 333-289587

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 5:15 p.m. Eastern Time on September 30, 2025, or as soon thereafter as practicable unless we or our outside counsel, Dykema Gossett PLLC, request by telephone that such Registration Statement be declared effective at some other time.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by AI Infrastructure Acquisition Corp. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

AI INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Michael D. Winston
Name:	Michael D. Winston
Title:	Chief Executive Officer

cc:	Kate Bechen, Esq.